PRESS RELEASE

INTERIM ANALYSIS OF PHASE III STUDY
SHOWS TAXOTERE®-BASED REGIMENS WITH HERCEPTIN®
SIGNIFICANTLY IMPROVED DISEASE FREE SURVIVAL
IN WOMEN WITH EARLY-STAGE HER2-POSITIVE BREAST CANCER

Results from the BCIRG 006 study also show that a novel non-anthracycline-based regimen (“TCH”)
with TAXOTERE® (docetaxel), the platinum salt carboplatin and HERCEPTIN® (trastuzumab)
reduces the risk of recurrence without increasing cardiotoxicity in patients with early stage HER2-positive breast cancer

Paris and San Antonio – December 8th, 2005 – The Breast Cancer International Research Group (BCIRG) and the sanofi-aventis Group today announced the results from the first interim efficacy and updated safety analyses from the BCIRG 006 Phase III breast cancer study, which show that HERCEPTIN® combined with TAXOTERE®-based regimens significantly improved disease free survival for women with early HER2-positive breast cancer. This data was presented at the 28th annual San Antonio Breast Cancer Symposium (SABCS) in San Antonio, TX – USA.

Cardiac and global safety data together with the interim efficacy analysis based on 322 events were reviewed by an Independent Data Monitoring Committee (IDMC). The relative reduction in the risk of relapse were: 51% [95% CI: 35%-63%], p-value of < 0.001 and 39% [95% CI: 21%-53%], p-value of <0.001 for the AC-TH and TCH arms, respectively, when compared to the control arm of AC-T. There was no statistically significant difference between the 2 HERCEPTIN® -containing experimental arms. Overall survival data is not yet mature.

“These results confirm, that in this trial, a disease-free survival benefit was seen in the adjuvant setting with the addition of HERCEPTIN® to either of two TAXOTERE®- containing chemotherapy regimens, with or without doxorubicin, in this poor prognosis population of women with HER2 positive breast cancer,” said Dennis Slamon, PhD, MD, Co-Chair of the BCIRG 006 study and Director of Clinical and Translational Research at UCLA's Jonsson Comprehensive Cancer Center. “Moreover, additional molecular studies in patients from the BCIRG 006 study identified a subgroup (approximately 35%) of HER2-positive patients receiving Herceptin which may have a superior response to doxorubicin-based versus non-doxorubicin-based therapies.”

The BCIRG 006 study was designed to evaluate how to potentially maximize efficacy of HERCEPTIN®-based therapy in the adjuvant treatment of HER2-positive breast cancer, while minimizing toxicity. The novel concept of using a non-anthracycline containing regimen in the early breast cancer setting derives from preclinical research.

The study enrolled a total of 3,222 women with early-stage HER2 positive breast cancer between March 2001 and February 2004 and is now closed to accrual. BCIRG continues to closely monitor patients for long-term efficacy and safety analyses.

Women eligible for study participation were randomized to receive one of the following three treatment arms after primary surgery and lymph node sampling:

•	A standard treatment of 4 cycles of doxorubicin and cyclophosphamide followed by TAXOTERE®-- for 4 cycles (AC-T),
•	An experimental arm of the above regimen together with one year of HERCEPTIN® started concomitantly with TAXOTERE®- (AC-TH), and
•	An additional experimental arm of 6 cycles of TAXOTERE®- and carboplatin with one year of HERCEPTIN®, the latter started at the same time as the chemotherapy (TCH).

Doxorubicin has been considered a standard agent in early breast cancer therapy for over 25 years. Women whose tumors contain the HER2 alteration, as first described by Slamon (UCLA) in 1987, have a much more aggressive form of the disease. In the original FDA registration trial for the HER2-targeted biologic agent HERCEPTIN® (in first-line metastatic breast cancer), a significant increase in heart failure occurred, particularly when it was administered in combination with doxorubicin. Consistent with the objective of maximizing efficacy while minimizing toxicity, the purpose of the adjuvant BCIRG trial is twofold; to determine if the introduction of HERCEPTIN® in early stage HER2-positive breast cancer significantly improves clinical outcomes for patients, and to determine if the increased cardiotoxicity seen with the combination of HERCEPTIN® and doxorubicin could be avoided by using a novel, non-anthracycline-containing regimen, namely “TCH”, which had previously demonstrated activity in preclinical models.

Protocol-defined cardiac events unique to the BCIRG 006 study included grade 3 or 4 arrhythmias and ischemia/myocardial infarction. Common to all of the HERCEPTIN®adjuvant trials was the incidence of congestive heart failure and sudden death. BCIRG 006 protocol-defined events occurred at the following rates: 0.9% in the AC-T arm, 2.6% in the AC-TH arm, and 1.0% for the TCH arm. The incidence of clinical heart failure occurred at a rate of 0.19% (2 patients), 1.8% (10 patients) and 0.09% (1 patient) in the AC-T, AC-TH and TCH arms, respectively.

A total of 306 patients experienced a > 10% relative asymptomatic decrease in left ventricular ejection fraction (LVEF), as follows: 91 patients (9%) in the AC-T arm, 180 patients (17.3%) in the AC-TH arm and 82 patients (8%) in the TCH arm. Contrary to what was previously thought, the majority of patients treated with a doxorubicin-based therapy experienced a sustained loss in LVEF over time (> 550 days at the date of this analysis). In addition, a mixed model analysis of ejection fraction showed a statistically significant (p<0.001) decline in LVEF for both doxorubicin-containing arms AC-T and AC-TH, but not for TCH. The BCIRG 006 study data demonstrated that the vast majority of the TCH declines recovered fully.

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com

“The BCIRG 006 trial is a testament to the courage of the 3,222 patients and hundreds of investigators who made these results possible. These data demonstrated the significant benefit of adding molecular targeted therapy, directed against the HER-2 oncoprotein to TAXOTERE® in the adjuvant treatment of breast cancer,” said Dr. John Crown, head of Medical Oncology Research, St. Vincent’s University Hospital, Dublin, Ireland.

The study was sponsored by sanofi-aventis, had financial support from Genentech, and was conducted by BCIRG.

About Breast Cancer
Breast cancer is the most frequently diagnosed cancer in women. It is the second-leading cause of cancer death in women after lung cancer, and since 1990 is increasing predominantly in women 50 and over. It is the first cause of cancer mortality in women of 40 to 59 years old. According to the American Cancer Society, an estimated 211,240 women will be diagnosed with breast cancer and approximately 40,000 women will die of the disease in the United States in 2005. A woman is diagnosed with breast cancer in the United States every three minutes. The risk of a woman developing breast cancer during her lifetime is approximately 13 percent (about one in seven of all women in the United States). In the European Union, more than 191,000 new cases are diagnosed each year and more than 60,000 women will die. Of women with breast cancer, 20 to 25% of these women will have HER2 positive breast cancers. With earlier screening and diagnosis, early management of patients may offer better chances of survival.

About BCIRG:
BCIRG is the breast cancer division of the Cancer International Research Group (CIRG). CIRG has performed a number of new and innovative clinical trials with new cancer therapies. Active participation by its network of dedicated leaders and investigators has made CIRG the success it is today. The organization is dedicated to bringing rational and innovative therapeutic concepts into the clinical trial setting through translational approaches based on the underlying biology of the disease. To further this objective, CIRG will be merging with Translational Oncology Research International (TORI), founded by Dr. Dennis Slamon. TORI is a smaller clinical trials group directly linked to several basic research laboratories in which new therapeutic molecules are evaluated.

CIRG has offices located in Paris (France) and Edmonton Alberta (Canada).

For information about CIRG/BCIRG, please visit their website: WWW.CIRG.ORG
Contact:
          Emmanuelle MEKERCKE, Manager of Communication, CIRG
          +33(1)58 10 08 97, fax : +33(1)58100905. Emmanuelle.mekercke@cirg.org

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com

About TAXOTERE®

TAXOTERE® (docetaxel), a drug in the taxoid class of chemotherapeutic agents, inhibits cancer cell division by essentially “freezing” the cell’s internal skeleton, which is comprised of microtubules. Microtubules assemble and disassemble during a cell cycle. TAXOTERE® promotes their assembly and blocks their disassembly, thereby preventing many cancer cells from dividing and resulting in death in some cancer cells.

TAXOTERE® is indicated for early stage and metastatic breast cancer, non-small cell lung cancer, and androgen-independent (hormone-refractory) metastatic prostate cancer.

TAXOTERE® is being studied extensively in clinical trials for safety and efficacy in head and neck and gastric cancers.

About sanofi-aventis
The sanofi-aventis Group is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY)

Forward Looking Statements
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Contact : Anne Bancillon : +33 (0) 6 86 31 03 89

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com